December 22, 2017

Tom Kluck

Legal Branch Chief

Office of Real Estate & Commodities

Securities and Exchange Commission

Mail Stop 3233

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wheeler Real Estate Investment Trust, Inc.

Registration Statement on Form S-3

Filed December 1, 2017

File No. 333-221877

Dear Mr. Kluck:

This letter is submitted on behalf of Wheeler Real Estate Investment Trust, Inc. (the “Company”), in response to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), in a letter dated December 20, 2017 with respect to the Company’s Registration Statement on Form S-3 (File No. 333-221877) filed with the Commission on December 1, 2017 (the “Registration Statement”). We are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 1 to the Registration Statement (the “Amendment”) For your convenience, we have reproduced your comments below in bold, followed by our response.

General

1.	We refer to our comment letter dated December 4, 2017 concerning your Form 10-K for the fiscal year ended December 21, 2016 and your Form 8-K filed November 9, 2017. Please resolve all Form 10-K and Form 8-K comments prior to requesting effectiveness of this registration statement.

The Company acknowledges this comment and respectfully advises the Staff that it responded to the Staff’s December 4, 2017 comment letter by letter dated December 14, 2017. The Company received a response from the Commission on December 21, 2017 advising that the comments have been resolved.

Incorporation of Certain Documents by Reference, page 39

2.	We note your disclosure in this section that you “are also incorporating by reference in this prospectus supplement and the accompanying prospectus information that [you] file with the SEC after this date.” Please revise to clarify that all documents subsequently filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering shall be deemed to be incorporated by reference into the prospectus. Refer to Item 12(b) of Form S-3.

The Company acknowledges this comment and respectfully advises the Staff that it has revised this disclosure in the Amendment to clarify that all documents that it subsequently files pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to termination of the offering shall be deemed to be incorporated by reference into the prospectus.

3.	We note that you did not properly incorporate future filings prior to the effective date of your registration statement. See Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05. Please amend your registration statement, as necessary, to specifically incorporate by reference any applicable current reports that are filed after your initial registration statement and prior to effectiveness.

The Company acknowledges this comment and respectfully advises the Staff that it specifically incorporates by reference in the Amendment any applicable current reports that are filed after its initial registration statement and prior to effectiveness.

4.	We note that a reference in this section to a Form 8-K filed July 7, 2017 appears to contain a typographical error, as you did not file a Form 8-K on the that date but did file one on July 17, 2017.

The Company acknowledges this comment and respectfully advises the Staff that it did not file a Form 8-K on July 7, 2017, but did file one on July 17, 2017 and has made the correction in the Amendment.

5.	Please revise this section to incorporate by reference the filed portions of the Forms 8-K that were filed on January 31, 2017, February 28, 2017, and June 29, 2017 or advise.

The Company acknowledges this comment and respectfully advises the Staff that it has revised this section in the Amendment to incorporate by reference the filed portions of the Forms 8-K that were filed on January 31, 2017, February 28, 2017, and June 29, 2017

If you have any questions, or if you would like to discuss our response further, please contact me at (757) 627-9088 or wilkes@whlr.us.

Sincerely,

/s/ Wilkes J. Graham

Wilkes J. Graham
Chief Financial Officer